80
3-16-04

04001755

TES
GE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH. D.C.
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TradingLab, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 1200
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kelly **212.319.0345**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

75
3/23

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradingLab, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Luca Pagetti
CEO, President & General Principal

Signature
Michael A. Kelly
CFO & Financial and Operations Principal

Notary Public

TAMISHA WYNN
Notary Public, State of New York
No. 01WY6077316
Qualified in Bronx County
Commission Expires July 8, 2006
2/10/04

TradingLab, Inc.

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 As of December 31, 2003 and for the year then ended

This report contains:

[**X**] (a) Facing Page

[**X**] (b) Statement of Financial Condition.

[**X**] (c) Statement of Income (Loss).

[**X**] (d) Statement of Changes in Financial Condition.

[**X**] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[**X**] (g) Computation of Net Capital.

[**X**] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[**X**] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[**X**] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Auditors

To the Board of Directors and Stockholder of
TradingLab, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of TradingLab, Inc. (the "Company") at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 11 and 12 is presented by management for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

TradingLab, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	1,648,450
Other assets		115,012
Fixed assets (less accumulated depreciation of $113,477)		67,709
Interest receivable		384
Total assets	$	1,831,555
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	231,612
Due to parent		53,662
Total liabilities		285,274
Common stock (par value $.01, 10,000 shares authorized; 1,600 issued and outstanding)		16
Additional paid-in capital		7,999,984
Accumulated deficit		(6,453,719)
Total stockholder's equity	$	1,546,281
Total liabilities and stockholder's equity	$	1,831,555

The accompanying notes are an integral part of these financial statements.

TradingLab, Inc.
Statement of Operations
For the year ended December 31, 2003

Interest income	$ 21,378
Trading income	2,880
Total income	24,258
Expenses	
Compensation and benefits	1,659,986
Communications and Technology	1,173,358
Rent and related	399,375
Professional fees	111,057
Clearing and settlement	11,525
Depreciation	52,327
Other	137,485
Total expenses	3,545,113
Net loss before taxes	(3,520,855)
Income tax expense	6,369
Net loss	$ (3,527,224)

The accompanying notes are an integral part of these financial statements.

TradingLab, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2003

		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity
Beginning balance at January 1, 2003	$	10	$	4,999,990	$	(2,926,495)	$	2,073,505
Capital contribution		6		2,999,994				3,000,000
Net loss						(3,527,224)		(3,527,224)
Ending balance at December 31, 2003	$	16	$	7,999,984	$	(6,453,719)	$	1,546,281

The accompanying notes are an integral part of these financial statements.

TradingLab, Inc.
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (3,527,224)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	52,327
(Increase) in operating assets	
Receivable from parent company, net	(926)
Interest receivable	(266)
Other assets	(15,515)
Increase in operating liabilities	
Accounts payable and accrued liabilities	29,647
Total adjustments	65,267
Net cash used in operating activities	(3,461,957)
Cash flows from investing activities	
Capital Contribution	3,000,000
Purchase of fixed assets	(3,540)
Net cash provided by financing activities	2,996,460
Net decrease in cash and cash equivalents	(465,497)
Cash and cash equivalents at January 1, 2003	$ 2,113,947
Cash and cash equivalents at December 31, 2003	$ 1,648,450
Supplemental disclosure of cash flow information	
Taxes paid	$ 9,784

The accompanying notes are an integral part of these financial statements.

1. Organization

TradingLab, Inc. (the "Company") is a wholly owned subsidiary of TradingLab Banca, S.p.A., (the "Parent"), a bank duly organized and existing under the laws of the Republic of Italy. The Parent is a wholly-owned subsidiary of UniCredito Italiano, S.p.A. The Company is a registered securities broker-dealer with the National Association of Securities Dealers, Inc. ("NASD") and is headquartered in New York. The Company has transacted business on a brokerage basis with US counterparts. It is the intention to pursue further business in structured financial products to a client base that would include: money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks.

2. Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include liquid, short-term interest bearing investments with original maturities of 90 days or less. At December 31, 2003, one financial institution holds all of the Company's cash and cash equivalents.

Fixed assets and leasehold improvements

Fixed assets are recorded at cost and are depreciated using a straight-line basis with a half-year convention based upon the estimated economic lives, ranging from three to five years. Leasehold improvements are amortized over their useful life or the life of the lease whichever is less.

Income taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company also files state and local income tax returns in New York State and New York City.

Fair value of financial instruments

The financial instruments of the company are reported in the accompanying financial statements at their carrying value, which approximates their estimated fair values due to the short-term nature of receivables and payables.

Defined Contribution Plan

The Company established a 401(k) Savings Plan "401(k) Plan" effective September 1, 2002. An employee is able to participate in the 401(k) Plan on the first day of the month after initial start date. Employees who elect to participate may elect contributions to be contributed to the plan each pay period, subject to IRS limits. The Company matches up to the first 3% of the employee's first 6% of contributions to the 401(k) Plan each pay period based on the employee's annualized earnings on the date of the match. The Company recorded expense of approximately $30,000 related to the 401(k) Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Fixed Assets and Leasehold Improvements

As of December 31, 2003, fixed assets and accumulated deprecation by asset class are:

	Original Cost	Accumulated Depreciation	Net
Machinery & Equipment	$ 125,097	$ 85,777	$ 39,320
Furniture & Fixtures	15,127	7,336	7,791
Leasehold Improvements	40,962	20,364	20,598
Total	$ 181,186	$ 113,477	$ 67,709

4. Income Taxes

The Company is subject to Federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2003, the Company had a gross deferred tax asset of approximately $2,569,995. The gross deferred tax asset primarily reflects the tax effect of net operating loss carryforwards. Since based on available evidence, it is more likely than not that the deferred tax asset will not be realized, a full valuation allowance has been established against the gross deferred tax assets.

As of December 31, 2003, the Company had net operating loss carryforwards for Federal and New York State income tax purposes of approximately $6,430,000 and $5,740,000, respectively. Such net operating loss carryforwards are available to offset future Federal and New York State taxable income, if any, through the year ending 2023 and expire in the following years:

Year	**Amount**	
	Federal	**NYS**
2021	$ 690,000	
2022	2,220,000	$2,220,000
2023	3,520,000	3,520,000
Total	**$ 6,430,000**	**$5,740,000**

5. Transactions With Related Parties

Certain infrastructure support was provided by the Parent in accordance with an existing service agreement. These services primarily related to information technology support and have been included in Communications and Technology in the Statement of Operations. The Company expensed approximately $508,000 related to this agreement, of which $53,662 is included in Due to Parent.

During 2003, a new President was appointed to the Company who is an Italian expatriate. As part of his compensation, the Company agreed to bear the cost of certain living expenses, which totaled $57,630 during 2003 and are included in Compensation and benefits and is included in taxable income for US tax purposes. The Company has also agreed to bear the cost of the tax liability related to the living expenses. As of December 31, 2003, the Company had advanced an incremental $15,960 towards the President's tax liability.

The Parent has pledged its financial support to the Company for maintaining the minimum capital requirements as dictated by the NASD through February 2005.

6. Commitments and Contingencies

The Company has entered into a standby letter of credit in the amount of $123,380 as security under a new lease for office facilities. The letter of credit has been opened with the US branch of an affiliate for a total cost of $1,500. Minimum noncancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses are as follows:

2004	$ 197,010
2005	258,700
2006	258,700
2007	258,700
2008	237,142
Total	$ 1,210,252

7. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions will be introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker will carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt, and deliver of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades which will be executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue the collection or performance from the counter parties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly with the Clearing Broker. As of December 31, 2003, the Company did not clear any transactions through the Clearing Broker.

8. Net Capital

The Company is a registered securities broker-dealer and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) as customer transactions are cleared through another broker dealer on a fully disclosed basis. Under these provisions, the Company is required to maintain minimum net capital, as defined, of the greater of $100,000 or 12.5% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $1,331,031, which was $1,231,031 in excess of the amount required of $100,000.

TradingLab, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Total stockholder's equity from statement of financial condition	$	1,546,281
Deduct		
Nonallowable assets		
Fixed assets		67,709
Other assets		115,012
Interest Receivable		384
Haircut		
Money Market Fund		32,145
Net Capital	$	1,331,031

Computation of Aggregate Indebtedness

Total aggregate indebtedness items from statement of financial condition	$	285,274
Aggregate Indebtedness	$	285,274

Computation of Net Capital Requirement Under SEC Rule 15c3-1

Minimun net capital requirement (12.5% of Aggregate Indebtedness)	$	35,659
Minimum net capital requirement for a fully disclosed broker-dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	1,231,031

TradingLab, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (In thousands)
As of December 31, 2003

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control required By SEC Rule 17a-5

To the Board of Directors
and Stockholder of
TradingLab, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of TradingLab, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004